GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

27 February 2007

07021559

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

SUPPL

We enclose a copy of the following announcements for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 :

(1) Announcement by the Company on the News Article entitled : "Genting may sell oil palm unit, focus on gaming business"; and

(2) Announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company in respect of the Notice of Extraordinary General Meeting.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: 001-212-571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **26-02-2007 07:03:48 PM**
Submitted by **GENTING** on **26-02-2007 07:10:46 PM**
Reference No **GG-070226-CE923**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

---

* Type : ○ **Announcement** ● **Reply to query**

* Reply to Bursa Malaysia's Query Letter - Reference ID : **NS-070223-37368**

* Subject :

ARTICLE ENTITLED: "GENTING MAY SELL OIL PALM UNIT, FOCUS ON GAMING BUSINESS"

* **Contents :-**

With reference to your letter dated 23 February 2007 pertaining to the above news article appearing in The New Straits Times, Business Times, Page 35 on Friday, 23 February 2007, we wish to clarify that Genting Berhad has no plans to dispose of its interest in Asiatic Development Berhad.

Yours faithfully
GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 26/02/2007 06:22:19 PM
Submitted by MB_CIMB3 on 26/02/2007 06:42:22 PM
Reference No MM-070226-66139
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

* **Main Board/ Second Board Company**
* **New Announcement**

Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Type	:	**Announcement**

* Subject :

GENTING BERHAD ("GENTING")

NOTICE OF EXTRAORDINARY GENERAL MEETING ("EGM")

* **Contents :-**

On behalf of Genting, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) is pleased to announce that an EGM of Genting will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment, for the purpose of considering and, if thought fit, passing the resolutions set out in the attached Notice of EGM.

This announcement is dated 26 February 2007.

Notice of EGM advert (Genting).

Exemption No. 82-4962

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Genting Berhad ("**Genting**" or "**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment, for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF THE EXISTING ORDINARY SHARES OF RM0.50 EACH IN GENTING INTO 5 ORDINARY SHARES OF RM0.10 EACH IN GENTING ("PROPOSED SHARE SPLIT")

"**THAT,** subject to the passing of the Special Resolution and approvals being obtained from the relevant regulatory authorities and parties (where required), approval be and is hereby given to the Directors of the Company to subdivide each of the existing ordinary shares of RM0.50 each in the Company, held by the registered shareholders of the Company whose names appear in the Register of Members at the close of business on a date to be determined by the Directors of the Company, into 5 ordinary shares of RM0.10 each in the Company ("**Split Shares**"), which will be fully paid-up;

THAT the Split Shares shall, upon allotment and issue, rank equal in all respects with each other;

AND THAT the Directors of the Company be and are hereby empowered, authorised and directed to do all such acts and things and take such steps, execute such documents and enter into any arrangements and agreements with any party or parties as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and/or give effect to the Proposed Share Split with full powers to assent to any terms, modifications, conditions, variations and/or amendments as may be agreed to/required by the relevant regulatory authorities or as a consequence of any such requirement or as may be deemed necessary and/or expedient in the best interests of the Company."

SPECIAL RESOLUTION

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF GENTING ("PROPOSED M&A AMENDMENTS")

"**THAT,** subject to the passing of the Ordinary Resolution and approvals being obtained from the relevant parties (where required), approval be and is hereby given to the Directors of the Company to:

(a) delete the existing Clause V of the Memorandum of Association of the Company in its entirety and substituting in place thereof the following new Clause V upon the implementation of the Proposed Share Split:

"The Capital of the Company is RM800,000,000 divided into 8,000,000,000 ordinary shares of 10 sen each."; and

(b) delete the existing Article 5 of the Articles of Association of the Company in its entirety and substituting in place thereof the following new Article 5 upon the implementation of the Proposed Share Split:

"The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.""

By Order of the Board

TAN WOOI MENG (MIA 5002(RA))
Company Secretary

Kuala Lumpur
27 February 2007

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than 2) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints 2 proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment.

In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

28 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2006 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: 001-212-571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Form Version 2.0

Financial Results

Ownership transfer to **GENTING** on **28-02-2007 06:49:28 PM**
Submitted by **GENTING** on **28-02-2007 07:12:52 PM**
Reference No **GG-070228-B804E**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **31-12-2006**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **31-12-2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

GB-4th Grp Qtrly-Rept 2006.p

Remarks:

THE FIGURES FOR THE CUMULATIVE PERIOD HAVE BEEN AUDITED.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31-12-2006	31-12-2005	31-12-2006	31-12-2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	2,331,168	1,464,484	6,943,753	5,454,141
2	Profit/(loss) before tax	914,156	625,569	2,749,823	2,434,322
3	Profit/(loss) for the period	726,823	454,962	2,242,491	1,811,678
4	Profit/(loss) attributable to ordinary equity holders of the parent	506,034	346,671	1,504,244	1,246,947
5	Basic earnings/(loss) per share (sen)	71.24	49.17	212.87	176.95
6	Proposed/Declared dividend per share (sen)	20.00	19.00	32.00	29.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	15.2900	12.8000

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2006	31-12-2005	31-12-2006	31-12-2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	62,689	43,613	221,088	141,444
2	Gross interest expense	87,824	35,052	209,119	152,799

Remarks :

Note: The above information is for the Exchange internal use only.

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21782288, Fax: 03-21785304 Telex: MA 34150
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2006. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	UNAUDITED INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRES-PONDING QUARTER (Restated)	CURRENT YEAR-TO-DATE	PRECEDING YEAR CORRES-PONDING PERIOD (Restated)
	31/12/2006 RM'000	31/12/2005 RM'000	31/12/2006 RM'000	31/12/2005 RM'000
Revenue	**2,331,168**	1,464,484	**6,943,753**	5,454,141
Cost of sales	**(1,351,096)**	(810,855)	**(3,954,985)**	(2,993,137)
Gross profit	**980,072**	653,629	**2,988,768**	2,461,004
Other income	**435,296**	202,616	**695,478**	501,698
Other expenses	**(249,216)**	(153,661)	**(559,636)**	(416,221)
Profit from operations`	**1,166,152**	702,584	**3,124,610**	2,546,481
Finance cost	**(90,722)**	(35,073)	**(212,625)**	(152,917)
Share of results in jointly controlled entities and associates	**(161,274)**	(41,942)	**(162,162)**	40,758

GENTING BERHAD
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 (cont'd)

	UNAUDITED INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRES-PONDING QUARTER (Restated)	CURRENT YEAR-TO-DATE	PRECEDING YEAR CORRES-PONDING PERIOD (Restated)
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
	RM'000	RM'000	RM'000	RM'000
Profit from ordinary activities before taxation	**914,156**	625,569	**2,749,823**	2,434,322
Taxation	**(187,333)**	(170,607)	**(507,332)**	(622,644)
Profit for the period	**726,823**	454,962	**2,242,491**	1,811,678
Attributable to:				
Equity holders of the Company	**506,034**	346,671	**1,504,244**	1,246,947
Minority interests	**220,789**	108,291	**738,247**	564,731
	726,823	454,962	**2,242,491**	1,811,678
Basic earnings per share (sen)	**71.24**	49.17	**212.87**	176.95
Diluted earnings per share (sen)	**70.70**	48.81	**211.09**	176.05

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005).

GENTING BERHAD
CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006

	AS AT 31 DEC 2006 RM'000	AS AT 31 DEC 2005 (Restated) RM'000
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	**9,511,298**	6,482,810
Land held for property development	**488,787**	487,960
Investment properties	**30,106**	28,884
Biological assets	**445,248**	429,712
Intangible assets	**5,438,147**	140,701
Jointly controlled entities	**1,339**	36,163
Associates	**2,493,900**	2,491,522
Other long term assets	**280,167**	1,244,395
Deferred taxation	**13,113**	9,385
	18,702,105	11,351,532
CURRENT ASSETS		
Property development costs	**104,134**	111,382
Inventories	**446,601**	349,100
Trade and other receivables	**859,186**	661,179
Amount due from jointly controlled entities and associates	**19,027**	1,389
Short term investments	**2,585,537**	1,708,601
Bank balances and deposits	**5,492,830**	4,370,530
	9,507,315	7,202,181
TOTAL ASSETS	**28,209,420**	18,553,713
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	**369,417**	352,672
Reserves	**10,925,243**	8,676,495
	11,294,660	9,029,167
Minority interests	**5,372,217**	4,898,170
Total equity	**16,666,877**	13,927,337
NON-CURRENT LIABILITIES		
Long term borrowings	**5,304,985**	2,455,701
Other long term liabilities	**180,894**	129,134
Deferred taxation	**1,730,136**	547,233
	7,216,015	3,132,068
CURRENT LIABILITIES		
Trade and other payables	**1,335,690**	913,148
Short term borrowings	**2,825,096**	417,007
Taxation	**165,742**	164,153
	4,326,528	1,494,308
Total liabilities	**11,542,543**	4,626,376
TOTAL EQUITY AND LIABILITIES	**28,209,420**	18,553,713
NET ASSETS PER SHARE (RM)	**15.29**	12.80

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005).

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	← Attributable to equity holders of the Company					→		
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserve RM'000	Retained Earnings RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
Balance at 1 January 2006								
As previously stated	352,672	111,690	307,369	62,518	8,167,740	9,001,989	4,862,946	13,864,935
Prior year adjustments:								
- effects of adopting								
- FRS 2	-	-	-	-	(8,854)	(8,854)	8,854	-
- FRS 121	-	-	-	36,281	(249)	36,032	26,370	62,402
Restated balance	352,672	111,690	307,369	98,799	8,158,637	9,029,167	4,898,170	13,927,337
Adjustment to negative goodwill (see Note 1 below)	-	-	-	-	8,549	8,549	9,127	17,676
	352,672	111,690	307,369	98,799	8,167,186	9,037,716	4,907,297	13,945,013
Foreign exchange differences recognised directly in equity	-	-	-	(130,251)	-	(130,251)	(82,936)	(213,187)
Revaluation surplus realised upon sale of assets	-	-	(345)	-	345	-	-	-
Net income/(expenses) recognised directly in equity	-	-	(345)	(130,251)	345	(130,251)	(82,936)	(213,187)
Profit for the financial year	-	-	-	-	1,504,244	1,504,244	738,247	2,242,491
Total recognised income & expense for the year	-	-	(345)	(130,251)	1,504,589	1,373,993	655,311	2,029,304
Dividend paid to minority shareholders	-	-	-	-	-	-	(228,890)	(228,890)
Issue of shares	16,745	1,013,783	-	-	-	1,030,528	55,127	1,085,655
Accretion arising from changes in composition of the Group	-	-	-	-	9,883	9,883	(16,016)	(6,133)
Effects of share-based payment	-	-	-	-	-	-	3,962	3,962
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	(4,574)	(4,574)
Appropriation:								
Dividends								
- Final dividend paid for financial year ended 31 December 2005 (19.0 sen less 28% income tax)	-	-	-	-	(96,497)	(96,497)	-	(96,497)
- Interim dividend paid for financial year ended 31 December 2006 (12.0 sen less 28% income tax)	-	-	-	-	(60,963)	(60,963)	-	(60,963)
Balance at 31 December 2006	**369,417**	**1,125,473**	**307,024**	**(31,452)**	**9,524,198**	**11,294,660**	**5,372,217**	**16,666,877**

Note 1:
This is the adjustment to the provisional negative goodwill previously recognised in the 4th quarter of 2005 arising from the acquisition by Genting Power China Limited of the 4 power plants located in China from the subsidiaries of El Paso Corporation on 8 December 2005. This additional negative goodwill is determined upon the adjustment of the fair values assigned to the identifiable assets.

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005).

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 (cont'd)

	Attributable to equity holders of the Company							
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserve RM'000	Retained Earnings RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
Balance at 1 January 2005								
As previously stated	352,232	99,541	308,238	74,151	7,034,392	7,868,554	3,432,046	11,300,600
Prior year adjustments:								
- effects of adopting								
- FRS 2	-	-	-	-	(8,854)	(8,854)	8,854	-
- FRS 121	-	-	-	36,281	(249)	36,032	26,370	62,402
Restated balance	352,232	99,541	308,238	110,432	7,025,289	7,895,732	3,467,270	11,363,002
Negative goodwill arising from acquisition of subsidiaries and associates	-	-	-	-	112,104	112,104	-	112,104
Foreign exchange differences recognised directly in equity	-	-	-	(22,838)	-	(22,838)	(8,834)	(31,672)
Share of associate's other reserves	-	-	-	11,205	-	11,205	8,527	19,732
Revaluation surplus realised upon sale of assets	-	-	(869)	-	869	-	-	-
Net income/(expenses) recognised directly in equity	-	-	(869)	(11,633)	112,973	100,471	(307)	100,164
Profit for the financial year	-	-	-	-	1,246,947	1,246,947	564,731	1,811,678
Total recognised income & expense for the year	-	-	(869)	(11,633)	1,359,920	1,347,418	564,424	1,911,842
Dividend paid to minority shareholders	-	-	-	-	-	-	(185,612)	(185,612)
Issue of shares	440	12,149	-	-	-	12,589	1,115,191	1,127,780
Dilution arising from changes in composition of the Group	-	-	-	-	(94,675)	(94,675)	103,122	8,447
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	(166,225)	(166,225)
Appropriation:								
Dividends								
- Final dividend paid for financial year ended 31 December 2004 (16.0 sen less 28% income tax)	-	-	-	-	(81,162)	(81,162)	-	(81,162)
- Interim dividend paid for financial year ended 31 December 2005 (10.0 sen less 28% income tax)	-	-	-	-	(50,735)	(50,735)	-	(50,735)
Balance at 31 December 2005	352,672	111,690	307,369	98,799	8,158,637	9,029,167	4,898,170	13,927,337

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005).

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	CURRENT YEAR-TO-DATE 2006 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD (Restated) 2005 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**2,749,823**	2,434,322
Adjustments for:		
Depreciation of property, plant and equipment ("PPE")	**503,171**	408,970
Finance cost	**212,625**	152,917
Share of results in jointly controlled entities and associates	**162,162**	(40,758)
Provision for retirement gratuities	**34,280**	18,301
PPE written off	**2,544**	2,002
Interest income	**(221,088)**	(141,444)
Gain on disposal of investments	**(178,841)**	(2,701)
Gain on disposal of PPE and biological assets	**(1,694)**	(474)
Net gain on dilution of Group's shareholding in GIPLC	**-**	(136,650)
Gain on investment in Stanley Leisure plc arising from reorganisation of its share capital	**-**	(113,483)
Net surplus arising from compulsory acquisition of freehold land	**-**	(25,797)
Other non-cash items	**(145,194)**	3,358
	367,965	124,241
Operating profit before changes in working capital	**3,117,788**	2,558,563
Net change in current assets	**(6,313)**	(36,451)
Net change in current liabilities	**65,250**	23,758
	58,937	(12,693)
Cash generated from operations	**3,176,725**	2,545,870
Taxation paid	**(579,273)**	(533,596)
Retirement gratuities paid	**(2,052)**	(1,967)
Other net operating receipts	**1,987**	8,775
	(579,338)	(526,788)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**2,597,387**	2,019,082

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 (cont'd)

	CURRENT YEAR-TO-DATE 2006 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD (Restated) 2005 RM'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiaries *		
- Stanley Leisure plc	(3,408,475)	-
- Meizhou Wan Plant	(348,214)	-
Purchase of PPE	(648,098)	(571,992)
Investment in associate	(496,873)	-
Increase in investments and other long term assets	(267,484)	(938,446)
Purchase of additional shares from minority shareholders	(52,204)	(176,578)
Investment in jointly controlled entities	(1,111)	(950)
Proceeds from disposal of investments/return of cash by Stanley Leisure plc	700,983	477,498
Interest received	222,110	140,283
Proceeds from disposal of PPE	4,617	4,677
Acquisition of subsidiaries and associates	-	(205,895)
Acquisition of Maxims Casino Business	-	(74,682)
Other net receipts from investing activities	57,135	56,869
NET CASH USED IN INVESTING ACTIVITIES	(4,237,614)	(1,289,216)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	(691,973)	(1,316,075)
Dividends paid to minority shareholders	(228,890)	(185,612)
Finance cost paid	(194,856)	(123,107)
Dividends paid	(157,460)	(131,897)
Proceeds from bank borrowings	2,786,514	484,055
Net proceeds from issue of Convertible Notes	1,083,915	-
Other net receipts from financing activities	1,085,655	1,027,333
NET CASH INFLOW FROM/(USED IN) FINANCING ACTIVITIES	3,682,905	(245,303)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,042,678	484,563
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	5,996,304	5,543,700
EFFECT OF CURRENCY TRANSLATION	(5,053)	(31,959)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	8,033,929	5,996,304
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	5,492,830	4,370,530
Money market instruments (included in Short term investments)	2,542,735	1,625,774
	8,035,565	5,996,304
Bank overdrafts	(1,636)	-
	8,033,929	5,996,304

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 (cont'd)

* ANALYSIS OF THE ACQUISITION OF SUBSIDIARIES

Provisional fair value for net assets acquired and net cash outflow on acquisition of Stanley Leisure plc, as disclosed in Note (d)(ii) and (k)(iii), are analysed as follows:

	CURRENT YEAR-TO-DATE RM'000
Property, plant and equipment	1,085,518
Intangible assets	4,912,496
Jointly controlled entity ("JCE")	5,517
Long term receivables	4,148
Inventories	10,407
Trade and other receivables	126,784
Bank balances and deposits	121,339
Trade and other payables	(238,266)
Short term borrowings	(49,213)
Taxation	(13,496)
Borrowings	(699,861)
Other long term liabilities	(27,527)
Deferred taxation	(1,164,519)
Minority interests	(15,327)
Provisional fair value for net assets acquired	4,058,000
Less: Amount previously accounted for as long term investment and JCE	(528,186)
Total purchase consideration	3,529,814
Less: Bank balances and deposits acquired	(121,339)
Net cash outflow on acquisition of subsidiary	3,408,475

Net assets acquired and net cash outflow on acquisition of Meizhou Wan Plant, as disclosed in Note (d)(iii) and (k)(ii), are analysed as follows:

	CURRENT YEAR-TO-DATE RM'000
Property, plant and equipment	1,885,754
Intangible assets	92,499
Long term receivables	2,648
Inventories	80,782
Trade and other receivables	77,498
Bank balances and deposits	217,854
Trade and other payables	(118,752)
Short term borrowings	(170,880)
Taxation	(45)
Long term loans	(1,303,334)
Deferred taxation	(3,132)
Net assets acquired	760,892
Less: Amount previously accounted for as an associate	(194,824)
Total purchase consideration	566,068
Less: Bank balances and deposits acquired	(217,854)
Net cash outflow on acquisition of subsidiaries	348,214

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005).

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 4TH QUARTER ENDED 31 DECEMBER 2006

(I) Compliance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting

(a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The figures for the cumulative period have been audited.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2005. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2005 as well as the new/revised MASB approved accounting standards that are effective and applicable in the current financial year.

In the current financial year ended 31 December 2006, the Group adopted the following new/revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 January 2006 and are relevant to its operations. The 2005 comparatives have been restated as required, in accordance with the relevant requirements.

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-Current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The Group has not adopted the following FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006:

FRS 117	Leases
FRS 124	Related Party Disclosures

The adoption of the new/revised FRSs did not result in substantial changes to the Group's accounting policies other than the effects of the following FRSs:

FRS 2	Share-based Payment
FRS 101	Presentation of Financial Statements
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 140	Investment Property

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group is as discussed below:

i) **FRS 2: Share-based Payment**

An entity is required to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company together with its listed subsidiaries, namely Resorts World Bhd ("RWB"), a 57.6% owned subsidiary of the Company, Asiatic Development Berhad ("ADB"), a 55.2% owned subsidiary of the Company and Genting International P.L.C. ("GIPLC"), a 58.5% owned subsidiary of the Group, each operate an equity-settled, share-based compensation plan, where share options are issued by the respective companies to their respective eligible executives and executive directors.

Prior to 1 January 2006, no compensation expense was recognised in the income statement for share options granted. Effective from 1 January 2006, with the adoption of FRS 2, the fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The fair value is measured by the use of a trinomial model. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity. Before the end of the vesting period, at each balance sheet date, the respective companies will revise its estimates of the number of share options that are expected to be vested at the vesting date and it recognises the impact of this revision in the income statement with a corresponding adjustment to equity. After the vesting date, no adjustment to the income statement is made. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium account when the share options are exercised.

The Group has adopted the transitional provision in FRS 2 to include only share options that were granted after 31 December 2004 and not yet vested on 1 January 2006. The application is retrospective and accordingly, the comparative amounts as at 31 December 2005 are restated and the opening balance of retained earnings as at 1 January 2006, where material, has been adjusted. The financial impact to the Group arising from this change in accounting policy is as follows :

	As at 1 Jan 2006 RM'000
Decrease in retained earnings	(8,854)
Decrease in minority interest	(6,269)
Increase in option reserve (included in minority interest)	15,123

	Current year Quarter 31 Dec 2006 RM'000	Current financial year-to-date 31 Dec 2006 RM'000
Decrease in profit for the period	1,158	3,962

ii) **FRS 101: Presentation of Financial Statements**

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of results in associates, biological assets and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity where it requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the Company and to minority interest.

Share of results in associates is now disclosed net of tax and minority interests in the consolidated income statement.

Planting and development expenditure which was previously classified under property, plant and equipment is now disclosed separately in the consolidated balance sheet as biological assets. The Group maintains its existing accounting policy on biological assets and shall comply with the provisions of MASB Exposure Draft 50: Agriculture, the equivalent of International Accounting Standard 41, once it becomes effective for application in Malaysia. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation (See I(a)(v)). The effect to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000
Increase in biological assets	429,712
Decrease in property, plant and equipment	(429,712)

iii) **FRS 121: The Effects of Changes in Foreign Exchange Rates**

The financial statement of each entity in the Group is measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

On consolidation the results and financial position of all the group entities which have a functional currency different from that of the parent company's functional currency are translated into the parent company's functional and presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate;
- Income and expenses for each income statement are translated at average exchange rates; and
- All resulting exchange differences are recognised as a separate component of equity.

As of 1 January 2006, goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. In accordance with the transitional provisions of FRS 121, this change is applied prospectively. Prior to 1 January 2006, goodwill and fair value adjustments arising on acquisition of a foreign entity are deemed to be assets and liabilities of the parent company and were translated using the exchange rate at the date of acquisition.

The financial impact to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000
Increase in associates	62,402
Increase in reserves	36,032
Increase in minority interests	26,370

iv) **FRS 140: Investment Property**

FRS 140 defines an investment property as a property held for long-term rental yield and/or for capital appreciation and, that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure all its investment properties. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item on the face of the consolidated balance sheet within non-current assets. In line with the revised requirements of FRS 101, the comparative is restated to conform with the current period's presentation (See I(a)(v)). The effect to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000
Increase in investment properties	28,884
Decrease in property, plant and equipment	(28,884)

v) The effect to the Group's comparative figures on adoption of the above FRSs is as follows:

RM'000	As previously stated	Effects on adoption of FRSs	As restated
As at 1 January 2006			
Property, plant and equipment	6,941,406	(458,596)	6,482,810
Investment properties	-	28,884	28,884
Biological assets	-	429,712	429,712
Associates	2,429,120	62,402	2,491,522
Reserves	8,649,317	27,178	8,676,495
Minority interests	4,862,946	35,224	4,898,170
Fourth quarter ended 31 Dec 2005			
Share of results in jointly controlled entities and associate	(40,850)	(1,092)	(41,942)
Profit from ordinary activities before taxation	626,661	(1,092)	625,569
Taxation	(171,699)	1,092	(170,607)
Financial year ended 31 Dec 2005			
Share of results in jointly controlled entities and associate	45,763	(5,005)	40,758
Profit from ordinary activities before taxation	2,439,327	(5,005)	2,434,322
Taxation	(627,649)	5,005	(622,644)

(b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the financial year ended 31 December 2005 did not contain any qualification.

(c) Seasonal or Cyclical Factors

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations whilst the Manufacturing Division is subject to cyclical fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. The production of fresh fruit bunches is seasonal in nature and normally peaks in the second half of the year. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

The unusual items included in the interim financial statements for the current financial year ended 31 December 2006 relate to:

i) Total gain of RM169.7 million arising from the disposal of the GIPLC Group's entire stake of 29.6% in London Clubs International plc ("LCI") at a price of 135 pence in cash per LCI share to Dagger Holdings Limited, a wholly owned subsidiary of Harrah's Entertainment, Inc.

ii) Total intangible assets of RM4,912.5 million arising from the acquisition of the entire equity interest in Stanley Leisure plc by Genting International Investment (UK) Limited, a wholly owned subsidiary of GIPLC. The intangible assets mainly comprise acquired casino licences and goodwill on acquisition.

The amount of the intangible assets has been determined based on provisional fair values assigned to the identifiable assets as at the acquisition date. Any adjustments to these provisional values upon the finalisation of a detailed fair value exercise will be recognised to 'Intangible Assets' within twelve months of the acquisition date.

iii) Total intangible assets of RM92.5 million arising from the completion by Genting Power China Limited ("GPCL"), an indirect wholly owned subsidiary of the Company, of the following acquisitions on 26 May 2006:

- The entire equity interests in MZW Holdings, Ltd and MZW Power Production Holding Co, Ltd from InterGen; and
- Approximately 26.3% equity interest of Fujian Electric (Hong Kong) LDC from China Pacific Electric Limited.

iv) Net overprovision of income tax of RM105.8 million in respect of prior years as disclosed in Note 5 of Part II of this interim financial report.

Other than the above, and as disclosed in Note (k), there were no other unusual items affecting the assets, liabilities, equity, net income or cashflows of the Group for the current financial year ended 31 December 2006.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

i) On 11 December 2006, the Company, through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) ("CIMB") announced that the Company proposed to implement a private placement of new ordinary shares of RM0.50 each in the Company ("Genting Shares") to investors to be identified through placement agents under a book building process ("Proposed Placement").

Further to the above, on 12 December 2006, CIMB, on behalf of the Company, announced that the book-building process in relation to the Proposed Placement has completed.

The number of new Genting Shares issued under the Proposed Placement pursuant to the book-building process was 33 million Genting Shares ("Placement Shares") which represent approximately 4.68% of the Company's issued and paid-up share capital. The issue price was fixed at RM31.50 per share. The total proceeds raised from the placement of the Placement Shares is RM1,039.5 million. The Placement Shares have been fully allocated to investors.

ii) The Company issued 491,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Genting Executive Share Option Scheme at exercise prices of RM13.08 and RM14.34 per ordinary share for the current financial year ended 31 December 2006.

iii) On 7 September 2006, RWB, through CIMB announced that RWB proposed to issue RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes")("Proposed Notes Issue").

The Notes are convertible at the option of the holders of the Notes ("Noteholders") into ordinary shares of RM0.50 each in RWB ("Resorts World Shares"), at a conversion price of RM12.75 per Resorts World share. The conversion price may be adjusted on the reset dates as stipulated in the terms and conditions of the Notes. RWB may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date.

The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

The Notes were issued on 21 September 2006.

Other than the above, there were no other issuance, cancellation, repurchase, resale and repayment of debt securities of the Group and equity securities of the Company for the current financial year ended 31 December 2006.

(g) **Dividends Paid**

Dividends paid for the current financial year are as follows:

		RM'000
i)	Final dividend paid on 28 July 2006 for the year ended 31 December 2005 - 19.0 sen less 28% tax per ordinary share of 50 sen each	96,497
ii)	Interim dividend paid on 31 October 2006 for the year ended 31 December 2006 - 12.0 sen less 28% tax per ordinary share of 50 sen each	60,963
		157,460

(h) **Segment Information**

Segment analysis for the current financial year ended 31 December 2006 is set out below:

	Leisure & Hospitality RM'000	Plantation RM'000	Property RM'000	Manufacturing RM'000	Oil & Gas RM'000	Power RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue									
External	4,286,927	486,041	107,891	534,429	141,319	1,325,825	61,321	-	6,943,753
Inter segment	4,977	-	15,724	1,969	-	12,115	55,681	(90,466)	-
	4,291,904	486,041	123,615	536,398	141,319	1,337,940	117,002	(90,466)	6,943,753
Results									
Segment profit	1,723,722	193,163	25,741	26,561	50,970	458,583	370,246	54,536	2,903,522
Interest income									221,088
Finance cost									(212,625)
Share of results in jointly controlled entities and associates	(196,386)	1,890	(71)	-	-	32,395	10	-	(162,162)
Profit before taxation									2,749,823
Taxation									(507,332)
Profit for the financial year									2,242,491

(i) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) **Material Events Subsequent to the end of the financial period**

i) On 15 January 2007, the Company, through CIMB announced that the Company proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in the Company into 5 ordinary shares of RM0.10 each in the Company ("Split Shares") ("Proposed Share Split"); and
- Amendment to certain provisions of the Company's Memorandum and Articles of Association to facilitate the Proposed Share Split,

(collectively, the "Proposals").

On 8 February 2007, the Company, through CIMB further announced the following:

- That the Securities Commission ("SC") had, through its letter dated 6 February 2007, granted its approval for the Proposed Share Split and the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities; and
- That Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the Proposed Share Split and its approval-in-principle for the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities.

The SC's approval as disclosed above is subject to full compliance by CIMB and the Company with all the relevant requirements pertaining to the implementation of the Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

Bursa Securities' approval and approval-in-principle as disclosed above is subject to full compliance by the Company with all the requirements pertaining to the Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

The Proposals are subject to and conditional upon approval being obtained from the shareholders of the Company at an extraordinary general meeting to be convened on 21 March 2007.

ii) On 15 January 2007, RWB, through CIMB announced that RWB proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in RWB into 5 ordinary shares of RM0.10 each in RWB ("RWB Split Shares") ("RWB Proposed Share Split"); and
- Amendment to certain provisions of RWB's Memorandum and Articles of Association to facilitate the Proposed Share Split,

(collectively, the "RWB Proposals").

On 8 February 2007, RWB, through CIMB further announced the following:

- That the Securities Commission had, through its letter dated 6 February 2007, granted its approval for the RWB Proposed Share Split and the listing of and quotation for the RWB Split Shares to be issued under the RWB Proposed Share Split on the Main Board of Bursa Securities; and
- That Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the RWB Proposed Share Split and its approval-in-principle for the listing of and quotation for the RWB Split Shares to be issued under the RWB Proposed Share Split on the Main Board of Bursa Securities.

The SC's approval as disclosed above is subject to full compliance by CIMB and RWB with all the relevant requirements pertaining to the implementation of the RWB Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

Bursa Securities' approval and approval-in-principle as disclosed above is subject to full compliance by RWB with all the requirements pertaining to the RWB Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

The RWB Proposals are subject to and conditional upon approval being obtained from the shareholders of RWB at an extraordinary general meeting to be convened on 21 March 2007.

iii) On 12 January 2007, GIPLC issued SGD425.0 million Convertible Bonds due 2012, which are convertible into 673,747,622 fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD0.6308 per share from 7 February 2007 to 31 December 2011. The new ordinary shares upon issue shall rank pari passu with the existing ordinary shares of GIPLC. The aforesaid Convertible Bonds have been listed and quoted on the Singapore Exchange Securities Trading Limited with effect from 15 January 2007. As at 22 February 2007, SGD200,900,000 of Convertible Bonds have been converted into 318,484,433 new ordinary shares of USD0.10 each of GIPLC.

iv) On 22 January 2007, GIPLC announced that Genting Star Limited ("Genting Star"), a wholly owned subsidiary of GIPLC, had in January 2007 acquired from Star Cruises Asia Holding Ltd ("SC Asia"), a wholly owned subsidiary of Star Cruises Limited ("SCL"), 25% of the issued share capital of New Orisol Investments Limited ("New Orisol") for a purchase consideration of USD25.00.

Following the press statement by the Casino Regulatory Division of the Ministry of Home Affairs of Singapore on 9 February 2007 that it is seeking clarification from SCL and GIPLC on SCL's share placement and other deals in Macau, SCL and GIPLC are providing clarification to the matters sought by the Casino Regulatory Division of the Ministry of Home Affairs.

Other than the above, there were no other material events subsequent to the end of the current quarter that have not been reflected in this interim financial report.

(k) **Changes in the Composition of the Group**

i) On 7 March 2006, Genting International (UK) Limited ("GIUK"), a wholly owned subsidiary of Palomino Star Limited, which in turn is a wholly owned subsidiary of GIPLC, completed the acquisition of the remaining 50% in Coastbright Limited ("Coastbright"), the company which owns and operates the Maxims Casino Club in Kensington, for a total consideration of STG8.5m which was paid in cash. GIUK now owns 100% of Coastbright.

ii) On 26 May 2006, GPCL completed the following acquisitions:

The entire equity interests in MZW Holdings, Ltd and MZW Power Production Holding Co, Ltd from InterGen for a total cash consideration of USD100.0 million; and

Approximately 26.3% equity interest of Fujian Electric (Hong Kong) LDC from China Pacific Electric Limited for a total cash consideration of USD55.3 million.

With the completion of the acquisitions, GPCL is the sole owner of the Meizhou Wan Plant and its project management company.

iii) On 10 September 2006, GIPLC announced a takeover offer on all the shares in Stanley Leisure plc ("Stanley Leisure"), a company incorporated in the United Kingdom ("UK"). Stanley Leisure, which is the largest casino operator in the UK, effectively became a subsidiary of GIPLC from 6 October 2006.

iv) As at 31 December 2006, Phoenix Spectrum Sdn Bhd, a wholly owned subsidiary of the Company, has a shareholding of 120.5 million shares in Landmarks Berhad ("Landmarks"), representing an equity interest of approximately 25% in Landmarks, and the investment has been accounted for as investment in an associate.

Other than the above, there were no other material changes in the composition of the Group for the current financial year ended 31 December 2006.

(l) Changes in Contingent Liabilities or Contingent Assets

Other than the disclosure of the material litigation made in Note 11 in Part II of this interim financial report, there were no other significant changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2005.

(m) Capital Commitments

Authorised capital commitments not provided for in the interim financial statements as at 31 December 2006 are as follows:

	RM'000
Contracted	295,421
Not contracted	12,472,492
	12,767,913
Analysed as follows:	
- Development expenditure *	11,866,293
- Property, plant and equipment	753,296
- Investments	60,262
- Drilling and exploration costs	49,734
- Biological assets	36,958
- Others	1,370
	12,767,913

* This relates mainly to the Integrated Resort of GIPLC. GIPLC had on 10 October 2006 submitted a SGD5.2 billion bid for the Integrated Resort site at Sentosa Island in Singapore, where GIPLC together with SCL, have an exclusive partnership with Universal Parks and Resorts to develop a "must see, must visit" world class family resort, with four gated leisure, entertainment and edutainment attractions and six exceptional and uniquely designed hotels for all visitors. On 8 December 2006, the Singapore Government awarded the contract to build the Integrated Resort to the consortium. The Integrated Resort which will be called Resorts World at Sentosa, is expected to be launched by early 2010.

GENTING BERHAD

ADDITIONAL INFORMATION REQUIRED BY BURSA SECURITIES – 4TH QUARTER ENDED 31 DECEMBER 2006

(II) Compliance with Appendix 9B of Bursa Securities Listing Requirements

1. **Review of Performance**

The comparison of the quarterly results are tabulated below:

	Current Quarter			Preceding Quarter		Financial Year ended 31 Dec		
	2006 RM'million	2005 RM'million	% +/-	3Q 2006 RM'million	% +/-	2006 RM'million	2005 RM'million	% +/-
Revenue								
Leisure & Hospitality	**1,529.1**	969.2	+58	1,001.3	+53	**4,286.9**	3,545.0	+21
Plantation	**154.8**	128.1	+21	119.9	+29	**486.1**	441.9	+10
Property	**21.2**	30.7	-31	28.4	-25	**107.9**	100.2	+8
Manufacturing	**129.8**	128.9	+1	139.1	-7	**534.5**	504.4	+6
Power	**447.1**	180.7	>100	386.8	+16	**1,325.8**	701.1	+89
Oil & Gas	**37.7**	24.4	+55	32.9	+15	**141.3**	117.9	+20
Others *	**11.5**	2.5	>100	13.8	-17	**61.3**	43.6	+41
	2,331.2	1,464.5	+59	1,722.2	+35	**6,943.8**	5,454.1	+27
Profit before tax								
Leisure & Hospitality	**581.3**	400.7	+45	441.8	+32	**1,723.7**	1,531.0	+13
Plantation	**67.4**	54.9	+23	49.2	+37	**193.2**	173.2	+12
Property	**6.1**	6.0	+2	6.4	-5	**25.7**	23.2	+11
Manufacturing	**(13.1)**	4.0	>100	11.2	>100	**26.6**	47.3	-44
Power	**141.7**	70.3	>100	119.1	+19	**458.6**	266.8	+72
Oil & Gas	**10.8**	0.1	>100	9.7	+11	**51.0**	50.9	-
Net gain arising from the disposal/dilution of Group's shareholdings in :								
LCI	**169.7**	-	+100	-	+100	**169.7**	-	+100
GIPLC	**-**	136.7	-100	-	-	**-**	136.7	-100
Gain on investment in Stanley Leisure arising from reorganisation of its share capital	**-**	-	-	-	-	**-**	113.5	-100
Others	**139.6**	(13.8)	>100	34.2	>100	**255.1**	62.4	>100
	1,103.5	658.9	+67	671.6	+64	**2,903.6**	2,405.0	+21
Interest income	**62.6**	43.7	+43	56.6	+11	**221.0**	141.4	+56
Finance cost	**(90.7)**	(35.1)	>100	(51.4)	+76	**(212.6)**	(152.9)	+39
Share of results in jointly controlled entities and associates	**(161.3)**	(41.9)	>100	83.2	>100	**(162.2)**	40.8	>100
	914.1	625.6	+46	760.0	+20	**2,749.8**	2,434.3	+13

* *Included within this segment is the gain arising from sale of short term investments.*

The recognition method for sale of short term investments was changed in the fourth quarter of 2005 from that of recognising the gross proceeds received from the disposal of such investments to that of recognising the difference between the proceeds on sale from these investments and its carrying amount in line with Financial Reporting Standard No. 125, "Accounting for Investments".

Quarter ended 31 December 2006 compared to quarter ended 31 December 2005

The Group registered a revenue of RM2,331.2 million in the current quarter compared to RM1,464.5 million in the previous year's corresponding quarter, which is an increase of 59%. Increased revenue is recorded from all the business divisions of the Group with the exception of the Property Division.

Included in the Leisure & Hospitality Division's revenue is RM423.8 million from Stanley Leisure plc ("Stanley Leisure"), which effectively became an indirect subsidiary of the Company from 6 October 2006. The increase in the revenue of the Leisure & Hospitality Division is also due to the better underlying performance in the Genting Highlands Resort arising from the higher volume of business and better luck factor in the premium player business.

Increased revenue from the Plantation Division is mainly due to higher crude palm oil ("CPO") selling prices.

Increased revenue from the Power Division is mainly contributed by the power plants in China which were acquired by the Group in December 2005 and the 100%-owned Meizhou Wan Plant which acquisition was completed in May 2006.

The higher revenue from the Oil & Gas Division is mainly due to the higher oil production.

The Group's profit before tax for the current quarter is RM914.1 million, an increase of 46% compared to the previous year's corresponding quarter's profit before tax of RM625.6 million.

Increased profit is recorded from all the Divisions in line with the higher revenue generated with the exception of the Manufacturing Division.

The loss recorded in the Manufacturing Division for the quarter is mainly due to assets impairment losses charged out in the quarter.

The profit of 'Others' for the current quarter comprise mainly net foreign exchange gain arising from the translation of foreign currency denominated balances.

Included in the profit before tax for the current quarter and the previous year's corresponding quarter are the following 'one-off' gains:

Current quarter

- gain of RM169.7 million arising from the disposal of the GIPLC Group's entire stake of 29.6% in LCI.

Previous year's corresponding quarter

- net gain of RM136.7 million arising from the dilution of the Group's shareholding in GIPLC to 56.8%.

The share of results in jointly controlled entities and associates in the current quarter included a share of loss of RM185.3 million from Star Cruises Limited ("SCL") compared to a share of loss of RM48.1 million in the previous year's corresponding quarter.

Financial year ended 31 December 2006 compared to 31 December 2005

The Group registered a revenue of RM6,943.8 million for the current financial year ended 31 December 2006 compared to RM5,454.1 million for the previous financial year, which is an increase of 27%.

Increased revenue from the Leisure & Hospitality Division is mainly due to the higher volume of business from Genting Highlands Resort. In addition, RM 423.8 million from Stanley Leisure, which effectively became an indirect subsidiary of the Company from 6 October 2006, has been included in the revenue of the Division for the current financial year.

The higher revenue from the Plantation Division is mainly due to the higher CPO selling prices and fresh fruit bunches ("FFB") production.

Higher progress billings from properties sold contributed to the higher revenue in the Property Division.

The higher revenue from the Manufacturing Division is mainly due to the higher volume sold and the higher selling prices.

The power plants in China were the main contributors to the increased revenue from the Power Division. In addition, the revenue of the Malaysian power plant is higher in the current financial year as there were major inspections as well as maintenance work carried out on all the turbines in the second quarter of 2005, thus affecting the revenue in the previous financial year.

Increased revenue from the Oil & Gas Division is mainly due to the higher average oil prices.

The Group's profit before tax for the current financial year is RM2,749.8 million, an increase of 13% compared to the previous year's profit before tax of RM2,434.3 million.

Increased profit is recorded from all the business divisions, which is in line with the higher revenue generated, with the exception of the Manufacturing Division.

The lower profit in the Manufacturing Division is mainly due to the assets impairment losses and the higher production costs incurred.

The profit of 'Others' for the current financial year comprise mainly net foreign exchange gain arising from the translation of foreign currency denominated balances.

The profit before tax of the Group for the current financial year and the previous financial year had included the following 'one-off' gains :

Current financial year

- gain of RM169.7 million arising from the disposal of the GIPLC Group's entire stake of 29.6% in LCI.

Previous financial year

- net gain of RM136.7 million arising from the dilution of the Group's shareholding in GIPLC to 56.8%.

- gain of RM113.5 million on investment in Stanley Leisure arising from reorganisation of its share capital.

The share of results in jointly controlled entities and associates for the current financial year included a share of loss of RM210.8 million from SCL compared to a share of profit of RM11.8 million for the previous financial year.

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the immediate Preceding Quarter**

The Group recorded a profit before tax of RM914.1 million in the current quarter compared to RM760.0 million in the preceding quarter, which is an increase of 20%.

The higher profit in the current quarter is mainly due to:

(a) The higher profit in the Leisure & Hospitality Division, due to the higher volume of business in the Genting Highlands Resort and the contribution from Stanley Leisure;

(b) Higher profit in the Plantation Division mainly due to higher selling prices for palm products and FFB production;

(c) Higher profit in the Power Division due mainly to the China power plants;

(d) A 'one-off' gain of RM169.7 million arising from the disposal of the GIPLC Group's entire stake of 29.6% in LCI; and

(e) A higher net foreign exchange gain.

The above increases have been set-off by the following:

(a) Losses in the Manufacturing Division compared to a profit in the preceding quarter due to assets impairment losses charged out in the current quarter; and

(b) There is a share of losses of RM185.3 million from SCL compared to a share of profit of RM78.5 million in the preceding quarter.

3. **Prospects**

Barring any unforeseen circumstances, the performance of the Group is expected to be satisfactory for the coming financial year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the year.

5. **Taxation**

The breakdown of tax charges for the current quarter and current financial year ended 31 December 2006 are as set out below:

	Current quarter RM'000	Current financial year-to-date RM'000
Current taxation		
Malaysian income tax charge	152,778	565,666
Foreign income tax charge	10,445	41,435
	163,223	607,101
Deferred tax charge	23,843	2,102
	187,066	609,203
Prior period taxation		
Income tax under/(over) provided	382	(105,795)
Deferred tax (over)/under provided	(115)	3,924
Taxation charge	187,333	507,332

The effective tax rate of the Group for the current quarter and financial year-to-date, before adjustments made in respect of net over provisions for the prior years' taxation, is lower than the statutory tax rate mainly due to tax incentives claimed and lower deferred tax charge following the reduction in the Malaysian income tax rate as announced in the 2007 budget proposal by the government.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiaries and Associates**

(a) The dealings in quoted securities for the current quarter and current financial year ended 31 December 2006 are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	4,770
Total disposal proceeds	667,874	700,983
Total gain on disposal	175,332	178,841

The RM equivalent of purchases and disposals in respect of foreign currency quoted securities have been translated at the closing rate as at 31 December 2006 and weighted average rates respectively.

(b) The details of the investments in quoted shares, excluding subsidiaries and associates, as at 31 December 2006 are as set out below:

	RM'000
Total investments at cost	241,391
Total investments at book value	240,502
Total investments at market value	254,260

8. **Status of Corporate Proposals Announced**

(a) On 13 May 2005, the Company announced that Genting Overseas Holdings Limited ("GOHL") had entered into a Share Sale and Purchase Agreement with GIPLC for the disposal of its entire equity interest in Sedby for a sale consideration of USD18.4 million, satisfied through the issuance of 104,545,455 new GIPLC shares. Sedby holds 80.0% equity interest in E-Genting Holdings Sdn Bhd ("EGH").

Similarly, on 13 May 2005, RWB, through CIMB announced that Resorts World Limited ("RWL") had entered into a Share Sale and Purchase Agreement with GIPLC for the disposal of its entire equity interest in Geremi for a sale consideration of USD4.6 million, satisfied through the issuance of 26,136,364 new GIPLC shares. Geremi holds 20.0% equity interest in EGH.

The transactions above were completed on 30 June 2005 and Sedby and Geremi ceased to be subsidiaries of GOHL and RWL respectively on that date.

GIPLC made an application to the Luxembourg Stock Exchange ("LuxSE") for the listing of the new GIPLC shares issued pursuant to the disposals by GOHL and RWL. The application remains outstanding.

Subsequently, GIPLC announced on 10 January 2007 that it has submitted an application to the LuxSE for the de-listing of its shares on the Euro MTF Market of the LuxSE. GIPLC is currently awaiting a response from LuxSE.

(b) The completion of the Share Sale Agreement entered into between Mastika Lagenda Sdn Bhd, an indirect 97.7% owned subsidiary of the Company, and Tenaga Nasional ("TNB") for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd is still outstanding as at 21 February 2007. TNB has in its results for the 4th quarter ended 31 August 2005 stated that the Share Sale Agreement has lapsed. However, the Company is not in agreement with TNB's statement and the matter is now being referred to the Ministry of Energy, Water and Communications, and the Economic Planning Unit of the Prime Minister's Department.

(c) On 8 June 2005, ADB announced that 5 of its subsidiaries had entered into 5 separate Joint Venture Agreements for the cultivation of oil palm on approximately 98,300 hectares of land in Kabupaten Ketapang, Provinsi Kalimantan Barat, Indonesia ("the Land") ("the Proposed Joint Venture"). The Proposed Joint Venture is subject to the following conditions being fulfilled within 12 months from the date of the Joint Venture Agreements or such period as may be mutually extended by parties to the said agreements:

i) The letter of confirmation from the local government of Kabupaten Ketapang on the Proposed Joint Venture;

ii) The approval of Badan Koordinasi Penanaman Modal ("BKPM") or Investment Coordinating Board in Indonesia;

iii) The issuance of the Hak Guna Usaha certificates or Right/Title to Cultivate the Land;

iv) Due diligence study on the Land and the Joint Venture Companies; and

v) Any other approvals, licenses and permits required for the Proposed Joint Venture.

The period for the fulfillment of the above conditions has since been extended up to and including 8 June 2007.

On 23 August 2006, one of the Joint Venture Companies, namely, PT Sepanjang Intisurya Mulia ("PT SISM") had obtained the approval from BKPM. Subsequently, on 23 November 2006, one of the five subsidiaries of ADB for the Proposed Joint Venture had subscribed for 70% of the enlarged issued and paid-up share capital of PT SISM. Accordingly, PT SISM became an indirect subsidiary of ADB on the same date.

Other than the above, and as disclosed in Note (j) i) and ii) in Part I of this interim financial report, there were no other corporate proposals announced but not completed as at 21 February 2007.

9. **Group Borrowings and Debt Securities**

The details of the Group's borrowings and debt securities as at 31 December 2006 are as set out below:

	Secured/ Unsecured	**Foreign Currency '000**		**RM Equivalent '000**
Short term borrowings	Secured	RMB	336,000	151,987
	Secured	GBP	1,556	10,803
	Unsecured	USD	30,354	107,315
	Unsecured	GBP	367,929	2,554,991
Long term borrowings	Secured	RMB	2,790,608	1,262,307
	Secured	GBP	600	4,167
	Unsecured	USD	628,893	2,223,450
	Unsecured	GBP	105,000	729,146
	Unsecured		-	1,085,915

As at 23 February 2007, USD112.4 million and RM312.6 million of the long term borrowings comprising the Exchangeable Bonds issued by Prime Venture (Labuan) Limited and Convertible Bonds issued by RWB respectively, have been exchanged/converted into RWB shares.

10. **Off Balance Sheet Financial Instruments**

As at 21 February 2007, the Group had the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	**Contract Amounts '000**	**Transaction Dates**	**Expiry Dates**
Swiss Francs	215	28/12/2006 to 15/02/2007	07/03/2007 to 30/03/2007
Euro	258	15/12/2006 to 15/02/2007	22/02/2007 to 09/03/2007
US Dollars	434	25/01/2007 to 15/02/2007	22/02/2007 to 09/03/2007
Thai Baht	90	15/02/2007	28/02/2007

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licenced banks.

(b) USD Interest Rate Swap ("IRS") and Hedging Transactions

i) On 27 November 2002, the Group had drawndown a loan amounting to USD53.0 million which was subjected to a floating interest rate based on LIBOR. Of these loans, a total of USD39.75 million has been repaid to date.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD'000
11 June 2003	27 May 2003	27/11/2007	6,367
16 January 2004	28 May 2004	27/11/2007	6,883
Total			13,250

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

ii) On 29 May 2003, 24 November 2003 and 11 December 2003, the Group had drawndown loans amounting to a total of USD73.93 million which were subjected to floating interest rates based on LIBOR. Of these loans, a total of USD42.48 million has been repaid to-date.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD'000
28 November 2003	28 November 2003	29/05/2007 to 29/05/2008	8,274
12 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
12 April 2004	11 June 2004	11/12/2007 to 11/12/2008	2,587
13 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
07 May 2004	11 June 2004	11/12/2007 to 11/12/2008	2,588
Total			31,449

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11. Changes in Material Litigation

ADB and Asiatic Tanjung Bahagia Sdn Bhd ("ATBSB"), a wholly owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and ATBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah which was acquired by ATBSB from Hap Seng Consolidated Berhad ("the Tongod Land"). Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and ATBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof.

ADB's solicitors maintain their opinion that the Plaintiffs' action is misconceived and unsustainable.

Other than the hearing of a case management on 16 January 2007, where various direction were given, there have been no changes to the status of the aforesaid litigation as at 21 February 2007. There shall be a review of the case management on 26 November 2007.

Other than the above, there were no other material litigations since the last financial year ended 31 December 2005 and up to 21 February 2007.

12. Dividend Proposed or Declared

(a) i) A final ordinary dividend for the financial year ended 31 December 2006 has been recommended by the Directors for approval by shareholders;

ii) The recommended final dividend, if approved, will amount to 20.0 sen per ordinary share of 50 sen each, less 27% tax;

iii) The final dividend paid for the previous financial year ended 31 December 2005 was 19.0 sen per ordinary share of 50 sen each, less 28% tax; and

iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2006, including the above recommended final dividend, if approved, will amount to 32.0 sen per ordinary share of 50 sen each, comprising an interim dividend of 12.0 sen per ordinary share of 50 sen each, less 28% tax and a proposed final dividend of 20.0 sen per ordinary share of 50 sen each, less 27% tax.

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and current financial year ended 31 December 2006 is as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic EPS)	506,034	1,504,244
Net impact on earnings on potential exercise of Employee Share Options awarded to executives of the Company's subsidiaries	(2,026)	(8,342)
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Diluted EPS)	504,008	1,495,902

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and current financial year ended 31 December 2006 is as follows:

	Current Quarter No. of shares	Current financial year-to-date No. of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	710,367,193	706,642,835
Adjustment for share options granted under the ESOS to executives of Genting Berhad	2,502,771	1,999,869
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	712,869,964	708,642,704

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
GENTING BERHAD
28 February 2007

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

28 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Circular to Shareholders dated 27 February 2007 in respect of the following for filing pursuant to exemption no. 82-4962 granted to Genting Berhad under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Proposed Share Split involving the subdivision of each of our existing ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each; and

2. Proposed amendments to our Memorandum and Articles of Association.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: 001-212-571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

The Notice of Extraordinary General Meeting ("**EGM**") and the Form of Proxy are enclosed in this Circular. Our EGM will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment.

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

(I) PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF OUR EXISTING ORDINARY SHARES OF RM0.50 EACH INTO 5 ORDINARY SHARES OF RM0.10 EACH; AND

(II) PROPOSED AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

AND

NOTICE OF EGM

Adviser

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Last date and time for lodging the Proxy Form	:	Monday, 19 March 2007 at 3.30 p.m.
Date and time of the EGM	:	Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment

This Circular is dated 27 February 2007

DEFINITIONS

The following terms in this Circular have the same meaning as set out below unless the context requires otherwise:

Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
CIMB	:	CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)*
EGM	:	Extraordinary general meeting
Entitlement Date	:	A date, to be determined and announced later, as at the close of business on which you must be registered in our Register of Members in order for you to be entitled to the Proposed Share Split
ESOS	:	Executive Share Option Scheme for eligible executives of our Group
LPD	:	9 February 2007, being the latest practicable date before the printing of this Circular
NA	:	Net assets
Proposals	:	Proposed Share Split and Proposed M&A Amendments, collectively
Proposed M&A Amendments	:	Proposed amendments to Clause V of our Memorandum of Association and Article 5 of our Articles of Association, the details of which are set out in Section 2.2 of this Circular
Proposed Share Split	:	Proposed share split involving the subdivision of each of our existing Shares into 5 Split Shares
SC	:	Securities Commission
Shares	:	Ordinary shares of RM0.50 each
Split Shares	:	Ordinary shares of RM0.10 each in our Company
RM and sen	:	Ringgit Malaysia and sen respectively

All references to "our Company" or "Genting" in this Circular are to Genting Berhad, references to "our Group" or "Genting Group" are to our Company and our consolidated subsidiaries and references to "we", "us", "our" and "ourselves" are to our Company, and save where the context otherwise requires, our consolidated subsidiaries.

All references to "you" in this Circular are to the shareholders of our Company.

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

All references to the time of day in this Circular are references to Malaysian time.

Certain figures in this Circular have been subject to rounding adjustments.

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

27 February 2007

Board of Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dr. R. Thillainathan *(Executive Director)*
Quah Chek Tin *(Non-Independent Non-Executive Director)*
Dato' Paduka Nik Hashim bin Nik Yusoff *(Independent Non-Executive Director)*
Tan Sri Gunn Chit Tuan *(Independent Non-Executive Director)*
Tan Sri Dr. Lin See Yan *(Independent Non-Executive Director)*

To our shareholders

Dear Sir/Madam

(I) PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF OUR EXISTING SHARES INTO 5 SPLIT SHARES; AND

(II) PROPOSED AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

1. INTRODUCTION

1.1 On 15 January 2007, CIMB, on our behalf, announced that we propose to implement the following:

(i) a share split involving the subdivision of each of our existing Shares into 5 Split Shares; and

(ii) amendment to certain provisions of our Memorandum and Articles of Association to facilitate the Proposed Share Split.

1.2 On 8 February 2007, CIMB, on our behalf, announced the following:

(i) that the SC had, through its letter dated 6 February 2007, granted its approval for the Proposed Share Split and the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities; and

(ii) that Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the Proposed Share Split and its approval-in-principle for the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities.

The SC's approval as disclosed in item (i) above is subject to full compliance by CIMB and us with all the relevant requirements pertaining to the implementation of the Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

Bursa Securities' approval and approval-in-principle as disclosed in item (ii) above are subject to full compliance by us with all the requirements pertaining to the Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

1.3 Save as disclosed below and the Proposals, we have not announced any other corporate exercise or scheme which has not been completed as at the LPD.

On 22 May 2002, we announced that Mastika Lagenda Sdn Bhd, our 97.7%-owned indirect subsidiary, had entered into a share sale agreement ("**SSA**") with Tenaga Nasional Berhad ("**TNB**") to acquire a 40% interest in Sepang Power Sdn Bhd for a total cash consideration of RM65.7 million. TNB had, in the announcement of its results for the quarter ended 31 August 2005, stated that the SSA has lapsed. However, we disagree with TNB's statement and have referred this matter to the Ministry of Energy, Water and Communications ("**Ministry**") and the Economic Planning Unit of the Prime Minister's Department ("**EPU**"). We have yet to receive any decision from the Ministry or the EPU on our dispute as at the LPD.

1.4 This Circular seeks to provide you with details of the Proposals. We will be seeking your approval for the resolutions on the Proposals to be tabled at our coming EGM. The Notice of the EGM and the Form of Proxy are enclosed in this Circular.

WE ADVISE YOU TO READ AND CONSIDER THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS ON THE PROPOSALS.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Share Split

2.1.1 We propose to implement a share split involving the subdivision of each of our existing Shares, held by our shareholders as at the Entitlement Date, into 5 Split Shares.

2.1.2 As at 31 January 2007, our issued and paid-up share capital is RM369.4 million comprising 738.8 million Shares. For illustrative purposes, based on our share capital as at 31 January 2007, our issued and paid-up share capital would be RM369.4 million comprising 3,694.2 million Split Shares upon completion of the Proposed Share Split. The resultant number of Split Shares upon completion of the Proposed Share Split can only be determined on the Entitlement Date, after taking into account issuance of new Shares in our Company (if any) up to the Entitlement Date.

2.1.3 The Split Shares shall, upon allotment and issue, rank equal in all respects with each other.

2.1.4 For illustrative purposes, based on the last transacted market price of our Shares on the LPD, the market price of our Shares after the Proposed Share Split will be adjusted as follows:

	Assumed no. of ordinary shares held	Par value RM	Market price per share RM	Total value RM
As at the LPD	100	0.50	38.75	3,875
After the Proposed Share Split	500	0.10	7.75	3,875

2.1.5 After obtaining your approval at our coming EGM, we will:

(i) announce to Bursa Securities the Entitlement Date which will be fixed by our Board; and

(ii) forward to our shareholders a notice of subdivision of shares which will provide information on the suspension of the trading of our Shares, the Entitlement Date and the procedures to implement the Proposed Share Split.

2.2 Proposed M&A Amendments

In conjunction with the Proposed Share Split, we propose to amend Clause V of our Memorandum of Association and Article 5 of our Articles of Association as follows:

(i) Memorandum of Association

Existing Clause V	*Proposed Clause V*
The Capital of the Company is RM800,000,000 divided into 1,600,000,000 ordinary shares of 50 sen each.	The Capital of the Company is RM800,000,000 divided into 8,000,000,000 ordinary shares of 10 sen each.

(ii) Articles of Association

Existing Article 5	*Proposed Article 5*
The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 1,600,000,000 ordinary shares of 50 sen each.	The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.

2.3 The Proposed Share Split and the Proposed M&A Amendments are inter-conditional.

2.4 We expect to complete the Proposals by the second quarter of 2007.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Share Split

While the Proposed Share Split will not have any direct impact on our market capitalisation, it will reduce the market price of our Shares immediately to one-fifth of the market price before the Proposed Share Split, hence allowing investors to trade our Shares at a lower price. The Proposed Share Split will enable our shareholders to have a larger number of ordinary shares in our Company while maintaining their percentage of equity interest in our Company.

3.2 Proposed M&A Amendments

The Proposed M&A Amendments will facilitate the subdivision of our Shares under the Proposed Share Split.

4. EFFECTS OF THE PROPOSALS

The Proposed M&A Amendments will not have any effect on our share capital, NA per share or earnings per share.

The effects of the Proposed Share Split are set out below.

4.1 Share capital

(i) Authorised share capital

The effects of the Proposed Share Split on our authorised share capital are as follows:

	Par value RM	No. of ordinary shares million	Authorised share capital RM million
As at 31 January 2007	0.50	1,600.0	800.0
After the Proposed Share Split	0.10	8,000.0	800.0

(ii) Issued and paid-up share capital

The effects of the Proposed Share Split on our issued and paid-up share capital are as follows:

	Par value RM	No. of ordinary shares million	Issued and paid-up share capital RM million
As at 31 January 2007	0.50	738.8	369.4
After the Proposed Share Split	0.10	3,694.2	369.4

(iii) Shares to be issued under the ESOS

The proforma effects of the Proposed Share Split on the shares to be issued by us assuming full exercise of the existing share options under the ESOS are as follows:

	No. of ordinary shares to be issued million	Par value RM
As at 31 January 2007	5.1	0.50
After the Proposed Share Split	25.6	0.10

4.2 NA per share

The proforma effects of the Proposed Share Split on our NA per share based on our audited consolidated accounts as at 31 December 2005 are as follows:

	Audited as at 31.12.2005 RM million	After the Proposed Share Split RM million
Share capital	352.7	352.7
Share premium	111.7	111.7
Reserves	369.9	369.9
Unappropriated profit	8,167.7	8,167.6*2
NA	9,002.0	9,001.9
No. of ordinary shares in issue (million)	705.4*1	3,527.0
NA per ordinary share (RM)	12.76	2.55

Notes:

*1 *The number of our Shares in issue increased from 705.4 million Shares as at 31 December 2005 to 738.8 million Shares as at 31 January 2007 due to our private placement exercise in December 2006 and exercise of options under the ESOS.*

*2 *After estimated incidental expenses for the Proposals.*

4.3 Earnings per share

The Proposed Share Split will not have any material effect on our consolidated earnings. Nevertheless, our future consolidated earnings per share will correspondingly be reduced due to the increase in the number of ordinary shares in issue arising from the subdivision of our Shares after the implementation of the Proposed Share Split.

5. APPROVALS REQUIRED

Other than the approvals as disclosed in Section 1.2 above, the Proposals are subject to and conditional upon approval being obtained from our shareholders at our coming EGM.

6. HISTORICAL SHARE PRICES

The monthly high and low prices of our Shares traded on Bursa Securities for the last 12 months are as follows:

	High RM	Low RM
2006		
February	24.20	22.80
March	24.70	22.70
April	26.00	23.80
May	25.50	22.30
June	24.20	21.50
July	25.25	23.00
August	25.75	24.20
September	26.25	23.10
October	27.00	23.50
November	30.00	25.50
December	35.75	28.50
2007		
January	39.25	32.00

The last transacted market price on 15 January 2007 (being the date of the announcement of the Proposals):	RM35.25
The last transacted market price on the LPD:	RM38.75

(Source: Bloomberg)

7. DIRECTORS' RECOMMENDATION

Our Board, having considered all aspects of the Proposals, believes that the Proposals are in our best interest. Accordingly, our Board recommends that you vote in favour of the resolutions on the Proposals to be tabled at our coming EGM.

8. EGM

We will hold our EGM at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment, for the purpose of considering and if thought fit, passing the resolutions to give effect to the Proposals. The Notice of EGM is enclosed in this Circular.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed on it, so as to arrive at our Registered Office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for convening the EGM. You may attend and vote in person at the EGM, if you wish to do so, even if you have completed and returned the Form of Proxy.

9. FURTHER INFORMATION

Please refer to the attached appendix for further information.

Yours faithfully
for and on behalf of our Board

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

FURTHER INFORMATION

1. **Directors' responsibility statement**

Our Directors have seen and approved this Circular. They collectively and individually accept full responsibility for the accuracy of the information in this Circular. They confirm that, after making all reasonable enquiries and to the best of their knowledge and belief, there are no false or misleading statements in this Circular or material facts the omission of which would make any statement in this Circular misleading.

2. **Consent**

CIMB has given and has not subsequently withdrawn its written consent to the inclusion in this Circular of its name and all references in the form and manner in which they appear.

3. **Documents available for inspection**

Copies of the following documents may be inspected at our Registered Office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur during office hours on Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the EGM:

(i) Our Memorandum and Articles of Association;

(ii) Our audited consolidated financial statements for the past 2 financial years ended 31 December 2004 and 2005;

(iii) Our unaudited consolidated results for the 9-month period ended 30 September 2006; and

(iv) Letter of consent referred to in Section 2 above.

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Genting Berhad ("**Genting**" or "**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment, for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF THE EXISTING ORDINARY SHARES OF RM0.50 EACH IN GENTING INTO 5 ORDINARY SHARES OF RM0.10 EACH IN GENTING ("PROPOSED SHARE SPLIT")

"**THAT,** subject to the passing of the Special Resolution and approvals being obtained from the relevant regulatory authorities and parties (where required), approval be and is hereby given to the Directors of the Company to subdivide each of the existing ordinary shares of RM0.50 each in the Company, held by the registered shareholders of the Company whose names appear in the Register of Members at the close of business on a date to be determined by the Directors of the Company, into 5 ordinary shares of RM0.10 each in the Company ("**Split Shares**"), which will be fully paid-up;

THAT the Split Shares shall, upon allotment and issue, rank equal in all respects with each other;

AND THAT the Directors of the Company be and are hereby empowered, authorised and directed to do all such acts and things and take such steps, execute such documents and enter into any arrangements and agreements with any party or parties as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and/or give effect to the Proposed Share Split with full powers to assent to any terms, modifications, conditions, variations and/or amendments as may be agreed to/required by the relevant regulatory authorities or as a consequence of any such requirement or as may be deemed necessary and/or expedient in the best interests of the Company."

SPECIAL RESOLUTION

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF GENTING ("PROPOSED M&A AMENDMENTS")

"**THAT,** subject to the passing of the Ordinary Resolution and approvals being obtained from the relevant parties (where required), approval be and is hereby given to the Directors of the Company to:

(a) delete the existing Clause V of the Memorandum of Association of the Company in its entirety and substituting in place thereof the following new Clause V upon the implementation of the Proposed Share Split:

"The Capital of the Company is RM800,000,000 divided into 8,000,000,000 ordinary shares of 10 sen each."; and

(b) delete the existing Article 5 of the Articles of Association of the Company in its entirety and substituting in place thereof the following new Article 5 upon the implementation of the Proposed Share Split:

"The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.""

By Order of the Board

TAN WOOI MENG (MIA 5002(RA))
Company Secretary

Kuala Lumpur
27 February 2007

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than 2) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints 2 proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment.

In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

FORM OF PROXY

(Before completing the form, please refer to the notes overleaf)

"A" I/We .... NRIC No./Co. No.: ....
(FULL NAME IN BLOCK CAPITALS)

of ....
(FULL ADDRESS)

being a member of **GENTING BERHAD ("GENTING"** *or* **"Company")**, hereby appoint

.... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her .... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her, the Chairman of the Meeting as my/our first proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment.

"B" If you wish to appoint a second proxy, please complete this section.

I/We .... NRIC No./Co. No.: ....
(FULL NAME IN BLOCK CAPITALS)

of ....
(FULL ADDRESS)

being a member of **GENTING** hereby appoint

.... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her.. NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her, the Chairman of the Meeting as my/our second proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.30 p.m., or at any adjournment.

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy "**A**"	%
Second Proxy "**B**"	%
	100%

In case of a vote taken by a show of hands, *First Proxy "A"/*Second Proxy "B" shall vote on my/our behalf.

My/Our proxy/proxies shall vote as follows:

	First Proxy "A"		Second Proxy "B"	
	FOR	**AGAINST**	**FOR**	**AGAINST**
ORDINARY RESOLUTION - PROPOSED SHARE SPLIT				
SPECIAL RESOLUTION - PROPOSED M&A AMENDMENTS				

(Please indicate with a "✓" in the spaces provided above how you wish your votes to be cast. Otherwise, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this .... day of 2007

....
Signature of Member

Number of ordinary shares held:	CDS Account No.:

* *Delete where inapplicable*

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than 2 to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints 2 proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment.

In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.

Fold this flap for sealing

Then fold here

AFFIX
STAMP

THE COMPANY SECRETARY
GENTING BERHAD (7916-A)
24TH FLOOR, WISMA GENTING
JALAN SULTAN ISMAIL
50250 KUALA LUMPUR

1st fold here

END